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UNBRIDLED ENERGY CORPORATION

SUITE 400 – 2424 4TH STREET SW

CALGARY, AB  T2S 2T4

TELEPHONE:  403.244.7808

FAX:  403.244.7806

INFORMATION CIRCULAR

(as at May 1, 2009, unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Unbridled Energy Corporation (the “Company”) for use at the Annual General Meeting of Shareholders of the Company to be held on Wednesday, June 10, 2009 (the “Meeting”) and any adjournment thereof at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company.  All costs of solicitation will be borne by the Company.

These securityholder materials are being sent to both registered and non-registered owners of the securities.  If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary (as defined below) holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for () delivering these materials to you, and () executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.  (For further information relating to non-registered owners, see the discussion below under “INFORMATION FOR NON-REGISTERED (BENEFICIAL) OWNERS OF SHARES”.)

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the Chairman and the Secretary of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES OR BY COMPLETING ANOTHER FORM OF PROXY.  To be valid, a proxy must be in writing and executed by the shareholder or its attorney authorized in writing, unless the shareholder chooses to complete the proxy by telephone or the internet as described in the enclosed proxy form.  Completed proxies must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting or an adjourned meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 3000 - 1055 West Georgia Street, Vancouver, British Columbia, V6E 3R3, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED (BENEFICIAL) OWNERS OF SHARES

The shares owned by many shareholders of the Company are not registered on the records of the Company in the beneficial shareholders’ own names.  Rather, such shares are registered in the name of a securities dealer, bank or other intermediary, or in the name of a clearing agency (referred to in this Information Circular as “Intermediaries”).  Shareholders who do not hold their shares in their own names (referred to in this Information Circular as “non-registered owners”) should note that only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  A non-registered owner cannot be recognized at the Meeting for the purpose of voting his shares unless such holder is appointed by the applicable Intermediary as a proxyholder.

Non-registered owners who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”.  Those non-registered owners who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with applicable securities regulatory policy (National Instrument 54-101 of the Canadian Securities Administrators), the Company has elected to seek voting instructions directly from NOBOs.  The Intermediaries (or their service companies) are responsible for forwarding this Information Circular and other Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to non-registered owners who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”).  This form is provided instead of a proxy.  By returning the VIF in accordance with the instructions noted on it, a non-registered owner is able to instruct the registered shareholder how to vote on behalf of the non-registered owner.  VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the shares which they beneficially own.  If a non-registered owner who receives a VIF wishes to attend the Meeting or have someone else attend on his behalf, then the non-registered owner may request a legal proxy as set forth in the VIF, which will grant the non-registered owner or his nominee the right to attend and vote at the Meeting.

IF YOU ARE A NON-REGISTERED OWNER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE REFER TO THE INSTRUCTIONS SET OUT ON THE “REQUEST FOR VOTING INSTRUCTIONS” (VIF) THAT ACCOMPANIES THIS INFORMATION CIRCULAR.

EXERCISE OF DISCRETION

Shares represented by proxy are entitled to be voted on a show of hands or any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the shares will be voted or withheld from voting in accordance with the specification so made.

SUCH SHARES WILL BE VOTED FOR EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, the Company has issued and outstanding 69,933,618 fully paid and non-assessable common shares, each share carrying the right to one vote.  THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES.

Any shareholder of record at the close of business on May 1, 2009 who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have his shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, the only person or company who beneficially owns, or controls or directs, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company is:

Name	No. of Shares	Percentage
Sprott Asset Management Inc.	9,000,000(1)	12.9%

Note:

()

According to information filed on SEDAR by Sprott Asset Management Inc.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to elect five directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia) (the “Act”).

The following table sets out the names of the nominees for election as directors, the province or state and the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, or controlled or directed, directly or indirectly, as at the date hereof.

Name, Position, Province/State and Country of Residence(1)(2)	Principal Occupation or Employment(1)	Period as a Director of the Company	No. of Shares(1)
CRAIG STEINKE(4)(5) Director & Chairman Resident of BC, Canada	President, Reconnaissance Energy International	October 17, 2006 to date	1,130,750
JOSEPH H. FRANTZ, JR.(3)(4)(6) Director, President & Chief Executive Officer Resident of Pennsylvania, USA	President & Chief Executive Officer of the Company	October 17, 2006 to date	780,000
ROBERT D. PENNER(3)(5)(6) Director Resident of Alberta, Canada	Retired Sr. Tax Partner of KPMG	June 18, 2007 to date	200,000
RICHARD J. DAY(3)(5)(6) Director Resident of New York, USA	Partner, Hiscock & Barclay, LLP, January 2002 to date	September 11, 2007 to date	94,443
E. BERNARD BRAUER(3)(5)(6) Director Resident of Texas, USA	Self-employed petroleum consultant, February 1999 to date	February 18, 2009 to date	Nil

Notes:

(1)

The information as to province/state and country of residence, principal occupation and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees.  The description of the principal occupation or employment for Bernard Brauer is for the past five years.

(2)

None of the proposed nominees for election as a director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the company acting solely in such capacity.

(3)

Member of Audit & Finance Committee.

(4)

Member of Disclosure Committee.

(5)

Member of Nominating & Corporate Governance Committee.

(6)

Member of Compensation Committee.

None of the proposed nominees for election as a director of the Company:

(a)

is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, which order was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)

has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(c)

is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except that Robert D. Penner is a director of Storm Cat Energy Corporation (“Storm Cat”) and of its United States subsidiaries, and those subsidiaries are subject to Chapter 11 bankruptcy proceedings in the United States.  Storm Cat is a reporting issuer in Ontario, Alberta and British Columbia, and Storm Cat’s securities are subject to cease trade orders in Canada.  Additional disclosure regarding Storm Cat can be found under its issuer profile on SEDAR at www.sedar.com.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance is the process and structure used to direct and manage the business and affairs of an issuer with the objective of enhancing value for its owners.  National Instrument 58-101 of the Canada Securities Administrators – Disclosure of Corporate Governance Practices (“NI 58-101”) requires the Company to disclose in this Information Circular a summary of its corporate governance protocols.

Board of Directors

As at the date hereof, the Board of Directors of the Company consists of five directors, two of whom are independent directors as defined in NI 58-101, meaning that, in each case, he has no direct or indirect relationship with the Company which could, in the view of the Board, reasonably be expected to interfere with the exercise of his independent judgment, and is not otherwise deemed not to be independent. Applying the criteria in NI 58-101, Robert Penner and Bernard Brauer are independent directors.  Richard Day is considered not to be independent on the basis that he is a partner at a law firm that provides ongoing legal services to the Company, and Joseph Frantz Jr. and Craig Steinke are both considered not to be independent on the basis that they are executive officers of the Company.

Other Directorships

The following directors of the Company are directors of other issuers that are reporting issuers or the equivalent in Canada or elsewhere:

DIRECTOR	REPORTING ISSUER(S)
Joseph Frantz Jr.	Nil
Craig Steinke	Nil
Robert Penner	Corridor Resources Inc. Storm Cat Energy Corporation Sustainable Energy Technologies Ltd.	Gastar Exploration Ltd. Terra Energy Corp.
Richard Day	Nil
Bernard Brauer	Nil

Orientation and Continuing Education

The Board does not have a formal orientation and education program for new directors.  Upon joining the Board, each director is provided with an orientation program regarding the role of the Board, its committees and its directors, and the nature and operation of the Company’s current and past business.  They are also provided with a copy of the Company’s Corporate Disclosure Policy and with copies of the Audit & Finance, Compensation, and Nominating and Corporate Governance Committee charters.  The Board encourages directors to participate in continuing education opportunities in order to ensure that the directors may maintain or enhance their skills and abilities as directors, and maintain a current and thorough understanding of the Company’s business.

Ethical Business Conduct

Corporate governance is the structure and process used to direct and manage the business and affairs of a corporation with the objective of enhancing shareholder value.  The Board of Directors believes that the Company has in place corporate governance practices that are both effective and appropriate to the Company’s size and business operations.  Because of its size and composition, the Board does not find it necessary to have in place many formal processes in order to ensure effective corporate governance.  For these reasons, the Board has not adopted a formal Code of Conduct.

The Company regards maintaining a culture of ethical business conduct and social responsibility as critically important.  Management consistently strives to instil the Company’s principles into the practices and actions of the Company’s management and employees.

Nomination of Directors

The Nominating and Corporate Governance Committee is composed of four Board members:  Craig Steinke, Robert Penner, Richard Day and E. Bernard Brauer.  The Nominating and Corporate Governance Committee is responsible for identifying new candidates for the Board as necessary, after considering what competencies and skills the directors as a group should possess and assessing the competencies and skills of the existing and any proposed directors, and considering the appropriate size of the Board.

Compensation

The Compensation Committee is composed of four Board members:  Joseph Frantz Jr., Robert Penner, Richard Day and E. Bernard Brauer.  The Compensation Committee is responsible for reviewing and approving corporate goals and objectives relevant to the compensation of senior management of the Company, evaluating performance in light of those goals and making recommendations to the Board with respect to executive compensation levels based on that evaluation, reviewing and making recommendations to the Board with respect to the adequacy and form of the compensation of the directors, and reviewing executive compensation disclosure before it is publicly issued.

Audit & Finance Committee

The Audit & Finance Committee is composed of four Board members:  Robert Penner, Richard Day, Joseph Frantz Jr. and E. Bernard Brauer.  For more detailed disclosure respecting the Audit & Finance Committee see “Audit & Finance Committee” set out below.

Disclosure Committee

The Disclosure Committee is composed of two Board members, Joseph Frantz Jr. and Craig Steinke, and the Company’s Chief Financial Officer, J. Michael Scureman.  The Disclosure Committee is responsible for ensuring that information required to be disclosed by the Company is recorded, processed, summarized, approved and reported within the time periods specified in the applicable Canadian securities rules and regulations.  The Company has adopted policies regarding disclosure and insider trading.

Other Board Committees

The Board has no standing committees other than the Audit & Finance Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Disclosure Committee.

Assessments

The mandate of the Nominating and Corporate Governance Committee includes overseeing the effective functioning of the Board, which includes a periodic review of the effectiveness of the Board as a whole and of the composition of the Board.  To date, given the small size of the Board and the frequency with which its meetings are held, the Board has not found it necessary to institute any formal process in order to satisfy itself that the Board, its committees and its individual directors are performing effectively.

AUDIT & FINANCE COMMITTEE

Audit & Finance Committee’s Charter

The text of the Company’s Audit & Finance Committee Charter is attached as Appendix A to this Information Circular.

Composition of the Audit & Finance Committee

As at the date hereof, the members of the Audit & Finance Committee are Joseph Frantz Jr., Robert Penner, Richard Day and E. Bernard Brauer.  Pursuant to the meaning independence set out in National Instrument 52-110 – Audit Committees (“NI 52-110”), Mr. Frantz is considered not to be independent on the basis that he is the President & Chief Executive Officer of the Company.  Messrs. Penner and Brauer are considered to be independent.  Mr. Day is considered not to be independent on the basis that he is a partner at a law firm that provides ongoing legal services to the Company.  Each of the members of the Audit & Finance Committee is financially literate within the meaning of Section 1.5 of NI 52-110 in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Audit & Finance Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year did the board of directors of the Company decline to adopt a recommendation of the audit & finance committee to nominate or compensate an external auditor.

Relevant Education and Experience

Mr. Penner is a Chartered Accountant (CA) since 1970.  Prior to retirement in 2004, he was a partner at KPMG for 25 years.  He is a graduate member of “Institute of Corporate Directors” director education program.

Mr. Frantz is a shale gas, tight gas sand and coalbed methane specialist.  He has worked on unconventional reservoirs for 18 of his 24 years in the industry.  His areas of experience in unconventional reservoirs include project management, exploratory and development evaluations, well test and production data analysis, reservoir simulation, reserve studies, hydraulic fracturing, and horizontal well evaluations.  He is also experienced in gas storage projects.  He received his B.S. degree in 1981 in Petroleum and Natural Gas Engineering from the Pennsylvania State University and is a Registered Professional Engineer.

Mr. Day graduated cum laude from Bucknell University with a B.A. in 1973 and graduated from Cornell University Law School in 1976.  His relevant experience includes that he is a partner in Hiscock & Barclay, specializing in mergers and acquisitions and transactional law; general corporate and business law.

Mr. E. Bernard “Bernie” Brauer is a Petroleum Consultant.  During his career, he has held various assignments in engineering, operations, economics, planning, and management in Louisiana, Texas, California and Canada.  After 38 years of service, he retired from Unocal Canada Ltd., in October 1998, where he served as President and General Manager, responsible for exploration, production and restructuring of Canadian assets.  Prior assignments include General Manager, California Asset Sale, responsible for the exit sale of Unocal’s California fields; Vice-President, Planning and Asset Management responsible for corporate budgeting and strategic planning for Unocal’s upstream assets; General Manager, Western Region responsible for California exploration and production activities; as well as Regional Operations Manager and Regional Engineering Manager, Western Region; and Manager of Planning and Valuation, Gulf Region.  He holds Bachelor of Science and Master of Science degrees in Petroleum Engineering from The University of Texas.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the issuer relied on:  (a) the exemption in section 2.4 (De Minimis Non-audit Services), or (b) an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

As at the date of this Circular, the Audit & Finance Committee has not adopted any specific policies or procedures for the engagement of non-audit services.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit fees were approximately $75,000 for the fiscal year ended December 31, 2007 and approximately $84,000 for the fiscal year ended December 31, 2008.

Audit-Related Fees

The aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for additional services related to the performance of the audit or review of the Company’s financial statements were approximately $10,000 for the fiscal year ended December 31, 2007 and approximately $12,000 for the fiscal year ended December 31, 2008.  These additional services relate to the auditor’s review of the Form 20-F filed in the United States.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning were approximately $20,000 for the fiscal year ended December 31, 2007 and approximately $24,000 for the fiscal year ended December 31, 2008.  These professional services relate to meetings and discussions with management, review of US-Canada GAAP reconciliation for inclusion in Form 20-F, review of Form 20-F and preparation of Form T106 and Form T1134B.

All Other Fees

During the last two fiscal years, other than as disclosed above, the Company has not incurred any other fees for products or services provided by its external auditors.

Exemption for Venture Issuers

As a venture issuer, the Company is exempt from the provisions of NI 52-110 that would otherwise require its audit & finance committee to be constituted in accordance with Part 3 of NI 52-110, and the Company to provide comprehensive disclosure about the members of its audit & finance committee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information regarding the significant elements of compensation awarded to, earned by, paid or payable to the Company’s named executive officers (“NEOs”) for the most recently completed fiscal year, the Company’s executive compensation objectives and processes and other information related thereto.  For the purposes of this disclosure, the Company’s NEOs are Joseph Frantz Jr., President and Chief Executive Officer, and J. Michael Scureman, Chief Financial Officer.

Goals and Objectives of the Compensation Program

The Company’s compensation program for NEOs is comprised primarily of salary, discretionary bonuses and incentive stock options.  The compensation program is designed to attract and retain the most capable executives while motivating these individuals to continue to enhance shareholder value.

The Company’s goals and objectives determining executive compensation are:

o

To attract and retain qualified and experienced executives in today’s competitive marketplace;

o

To encourage and reward outstanding performance that will enhance the Company’s near-term results and long-term prospects;

o

To align executive compensation with shareholders’ interests; and

o

To encourage the retention of key executives for leadership succession.

Compensation Policies

Salary compensation of the Company’s NEOs is determined by the Board.  The Compensation Committee is responsible for considering specific information and making recommendations to the full Board with respect to compensation matters.  The Compensation Committee is comprised of Joseph Frantz Jr. as the Chairman, Richard Day and two independent directors, Robert Penner and E. Bernard Brauer.  The Compensation Committee is guided by a number of factors, the most significant of which are described below.  The objectives of the Company’s total executive compensation package are to attract and retain the best possible executive talent, to provide an economic framework to motivate the Company’s executives, to achieve goals consistent with the Company’s business strategy; to provide a commonality of interests between executives and shareholders through employee compensation plans, and to provide a compensation package that recognizes an executive’s individual results and contributions in combination with the Company’s overall results.

Salary and Cash Bonuses

Salaries for executive employees are determined by evaluating the responsibilities of the position held and the experience of the individual, and by reference to the competitive marketplace for executive talent, including a comparison of salaries for comparable positions at other similar oil and gas companies.

The Compensation Committee annually reviews executive salary levels in relation to key performance indicators such as share price, finance and project advancement.  The Compensation Committee also considers awarding discretionary cash bonuses on an annual basis to reward extraordinary performance during the preceding fiscal year.  In determining whether a bonus will be given, the Compensation Committee considers factors such as the NEOs performance over the past year, the Company’s achievements in the past year and the NEOs role in effecting such achievements.  The Company is a development stage oil and gas company and as such will not be generating cash flow in excess of general and administrative expenses for a significant period of time.  As a result, the use of traditional performance standards, such as corporate profitability and earnings per share, are not considered by the Compensation Committee to be relevant in the evaluation of corporate or NEO performance.  The salary element of compensation is designed to ensure the Company’s access to skilled employees necessary to achieve its corporate success.

During 2008, no cash bonuses were awarded to NEOs; however, retroactive to July 1, 2008, the Board agreed to increase Joseph Frantz’s base salary to US$160,000 per year (from US$130,000) and J. Michael Scureman’s salary was increased to US$150,000 (from US$130,000).

During 2008, there were certain events that the Compensation Committee considered to be important with respect to determining the compensation for the NEOs.  These events included:

o

Closing a private placement offering in May that raised over $7.8 million of capital;

o

Drilling three horizontal wells in Ohio and six wells in New York;

o

Receiving a grant from the NYSERDA which resulted in drilling a well and accumulating certain data, including logging and coring data that was useful in identifying a possible new discovery in the Company’s New York acreage position.  In addition, the Company’s reimbursement from the NYSERDA grant was $100,000; and

o

Implementation of management information software.

Option-Based Awards

The stock option component of the Company’s executive compensation program is intended to encourage and reward outstanding performance over short and long terms, and to align the interests of the Company’s NEOs with those of its shareholders.  Options are awarded to NEOs by the Board based upon recommendations of the Compensation Committee which bases its decisions upon the level of responsibility and contribution of the individuals towards the Company’s goals and objectives.  The Compensation Committee also takes into consideration the amount and terms of outstanding stock options in determining its recommendations regarding the options to be granted during any fiscal year.  The Company has established a practice of granting stock options to the directors, officers and employees of the Company on an annual basis after the Company’s annual general meeting.

The stock option component of executive compensation acts as an incentive for the Company’s NEOs to work to enhance the Company’s value over the long term, and to remain with the Company.  Option based compensation also serves to increase management ownership if the Company provides a level of deferred compensation, aids in employee retention and conserves cash.

During 2008, the Board approved an award of 400,000 stock options to each of the NEOs.

Summary Compensation Table

Summary Compensation Table

The following table sets forth details of all compensation paid in respect of the NEOs at December 31, 2008:

Summary Compensation Table

Name and Principal Position	Year	Salary(1) ($)	Share- Based Awards ($)	Option- Based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compen-sation ($)	Total Compen-sation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Joseph Frantz Jr. President & Chief Executive Officer	2008	174,000.00	N/A	70,627.20	N/A	N/A	N/A	N/A	244,627.20
J. Michael Scureman Chief Financial Officer	2008	168,000.00	N/A	70,627.20	N/A	N/A	N/A	N/A	238,627.20

Notes:

(1)

The amounts disclosed in this column are in Canadian dollars; however, the salaries for Messrs. Frantz and Scureman were actually paid in US dollars at an assumed exchange rate of $1.20 Canadian.

(2)

The grant date fair value of the option based awards was calculated using the Black Scholes method.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth details of all awards outstanding for the NEOs at the end of the most recently completed financial year, including awards granted to the NEOs in prior years.

Outstanding Share-Based Awards and Option-Based Awards

	Option-Based Awards				Share-Based Awards
Name	No. of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- The-Money Options ($)	No. of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested ($)
Joseph Frantz Jr.	400,000 400,000	$0.75 $0.35	Sept. 5/11 July 14/13	N/A(1)	N/A	N/A
J. Michael Scureman	400,000 400,000	$0.75 $0.35	July 17/12 July 14/13	N/A(1)	N/A	N/A

Note:

(1)

Based on the closing price of $0.03 for the shares of the Company on December 31, 2008.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned by the NEOs for option-based awards and share-based awards for the most recently completed financial year.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Joseph Frantz Jr.	N/A(1)	N/A	N/A
J. Michael Scureman	N/A(2)	N/A	N/A

Notes:

()

An option previously granted to Mr. Frantz on September 5, 2006 vested as to 50,000 shares on each of March 5, 2008 and June 5, 2008.  The closing prices of the Company’s shares on March 5, 2008 and June 5, 2008 were $0.32 and $0.43 per share, respectively, and the exercise price of the option is $0.75 per share.

()

An option previously granted to Mr. Scureman on July 18, 2007 vested as to 50,000 shares on each of January 18, 2008, April 18, 2008, July 18, 2008 and October 18, 2008.  The closing prices of the Company’s shares on January 18, 2008, April 18, 2008, July 18, 2008 and October 18, 2008 were $0.37, $0.305, $0.32 and $0.06 per share, respectively, and the exercise price of the option is $0.75 per share.

For a summary of the key terms of the Company’s share option plan, please see “Share Option Plan” below.

Termination and Change of Control Benefits

Termination and Change of Control Benefits

The Company recognizes the valuable services that the NEOs provide to the Company and the importance of the continued focus of the NEOs in the event of a possible change of control.  Because a change of control could give rise to the possibility that the employment of a NEO would be terminated without cause or adversely modified, the board of directors of the Company determined that it would be in the best interests of the Company to ensure that any distraction or anxiety associated with a possible change of control be alleviated by ensuring that, in the event of a change of control, each NEO would have the rights set out below.

Joseph H. Frantz Jr.

Effective September 1, 2006, as amended and restated on September 11, 2007, the Company entered into a written employment agreement with Joseph H. Frantz Jr. which provided for his employment as President and Chief Executive Officer of the Company commencing on September 21, 2006 (the “Frantz Employment Agreement”).  The Frantz Employment Agreement provides for compensation with respect to Mr. Frantz’s annual base salary and participation in the Company’s Share Option Plan.  The Frantz Employment Agreement provides for an annual salary of US$130,000 (which annual salary was increased to US$160,000 retroactive to July 1, 2008) and Mr. Frantz is entitled to benefits similar to those enjoyed by the Company’s other senior management pursuant to the Company’s normal benefit plan, practices and policies.  Mr. Frantz is subject to customary restrictive covenants following the termination of his employment.

Pursuant to the terms of the Frantz Employment Agreement, if the Company terminates the employment of Mr. Frantz without cause, the Company must pay Mr. Frantz an amount equal to his salary then in effect and continuing all benefits then in effect during the twelve month period immediately following such termination.

Pursuant to the terms of a Severance Agreement made as of April 14, 2009 (the “Frantz Severance Agreement”), if the Company or Mr. Frantz terminates Mr. Frantz’s employment within 12 months after the date of a “change of control”, Mr. Frantz shall be entitled to receive and the Company shall pay to Mr. Frantz a lump sum cash amount equal to the aggregate of the following: (1) as severance, 1.0 times the Annual Compensation Amount (as defined in the Frantz Severance Agreement) plus one month of compensation for every year of service, provided severance shall not exceed a maximum of 18 months; and (2) in lieu of bonus for the Year (as defined in the Frantz Severance Agreement) in which the date of such termination of employment occurs, the amount determined by multiplying the Annual Bonus Amount (as defined in the Frantz Severance Agreement) by the fraction obtained by dividing the number of whole months which have elapsed in such Year prior to and including the date of such termination of employment by twelve.

A “change of control”, as defined in the Frantz Severance Agreement, means the occurrence of any of the following events: (a) any individual, corporation, partnership, trust or association is or becomes the beneficial owner, directly or indirectly, of more than 50% of the issued and outstanding voting shares of the Company; (b) individuals who on a particular date constituted the Board of Directors cease for any reason to constitute a majority of the members of the Board of Directors of the Company then in office (a “Change in Board Majority”), and an individual, corporation, partnership, trust or association has become, at any time during the 120 days before the Change in Board Majority, the ultimate beneficial owner of more than 33 1/3% of the voting shares of the Company determined on a fully-diluted basis; (c) there is consummated either a merger, consolidation, reorganization, share exchange or issuance of securities involving the Company (each a “Business Combination”); (d) beneficial ownership of all or substantially all of the undertaking of the Company is sold, transferred or otherwise disposed of or distributed by the Company over a period of one year or less, in any manner whatsoever and whether in one transaction or in a series of transactions or by plan of arrangement, other than by reason of a Business Combination; (e) proceedings are commenced by the Company to seek its reorganization, arrangement or the composition or readjustment of its debt or to obtain relief in respect of the Company, in each instance, under any law relating to bankruptcy, insolvency or reorganization; or (f) the Board of Directors adopts a resolution to the effect that, for the purposes of the Frantz Severance Agreement, a “change of control” has occurred.

Based on the assumption that either of the above-mentioned triggering events occurred on December 31, 2008 and the Company’s price per share was $0.03 (actual closing price on that date), the estimated incremental payments to Mr. Frantz under the foregoing provisions would have been approximately $208,000 (US$173,611) (Frantz Employment Agreement) or approximately $243,000 (US$202,546) (Frantz Severance Agreement). In addition, any options held by Mr. Frantz on the date of termination will be exercisable until the earlier of 90 days following such date and expiry of the option term.  Importantly, if on a termination of Mr. Frantz’s employment receives a payout under the Frantz Severance Agreement, then he does not receive a duplication of severance benefits under Frantz Employment Agreement.

J. Michael Scureman

Effective May 17, 2007, as amended and restated on July 18, 2008, the Company entered into a written employment agreement with J. Michael Scureman which provided for his employment as Chief Financial Officer of the Company commencing on June 11, 2007 (the “Scureman Employment Agreement”).  The Scureman Employment Agreement provides for compensation with respect to Mr. Scureman’s annual base salary and participation in the Company’s Share Option Plan.  The Scureman Employment Agreement provides for an annual salary of US$130,000 (which annual salary was increased to US$150,000 retroactive to July 1, 2008) and Mr. Scureman is entitled to benefits similar to those enjoyed by the Company’s other senior management pursuant to the Company’s normal benefit plan, practices and policies.  Mr. Scureman is subject to customary restrictive covenants following the termination of his employment.

Pursuant to the terms of the Scureman Employment Agreement, if the Company terminates the employment of Mr. Scureman without cause, the Company must pay Mr. Scureman an amount equal to his salary then in effect and continuing all benefits then in effect during the twelve month period immediately following such termination.

The Company has also entered into a Severance Agreement made as of April 14, 2009 with Mr. Scureman (the “Scureman Severance Agreement”) which severance terms are identical to the terms in the Frantz Severance Agreement.

Based on the assumption that either of the above-mentioned triggering events occurred on December 31, 2008 and the Company’s price per share was $0.03 (actual closing price on that date), the estimated incremental payments to Mr. Scureman under the foregoing provisions would have been approximately $188,000 (US$156,950) (Scureman Employment Agreement) and approximately $204,000 (US$170,029) (Scureman Severance Agreement).  In addition, any options held by Mr. Scureman on the date of termination will be exercisable until the earlier of 90 days following such date and expiry of the option term.

Director Compensation

Director Compensation Table

The following table sets forth details of all amounts of compensation provided to the directors other than the NEOs (the “Other Directors”) for the Company’s most recently completed financial year.

Director Compensation Table

Name	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Craig Steinke	21,900(3)	N/A	14,714	N/A	N/A	184,725(4)	221,339
Robert Penner	27,600	N/A	14,714	N/A	N/A	N/A	42,314
Richard Day	27,600(3)	N/A	14,714	N/A	N/A	74,824(3)(5)	117,138
Daniel O’Byrne(2)	15,600	N/A	27,992	N/A	N/A	N/A	43,592

Notes:

(1)

The grant date fair value of the option based awards was calculated using the Black Scholes method.

(2)

Daniel O’Byrne resigned as a director of the Company on December 19, 2008.

(3)

The amounts disclosed in the columns are in Canadian dollars; however, the amounts for Messrs. Steinke and Day were actually paid in US dollars at an assumed exchange rate of $1.20 Canadian.

(4)

This amount was paid to Craig Steinke in connection with the provision of executive services relating to capital formation, marketing and investor relations to the Company.

(5)

This amount was paid to Richard Day in connection with the provision of contract legal services to the Company.

Narrative Discussion

At a directors’ meeting held in September 2007, the Board adopted a new Board Compensation Plan.  The following summarizes key components of the director compensation plan.  All amounts are in US dollars as per the plan:

o

An annual retainer of $4,000 per year, paid quarterly;

o

A fee of $2,500 per meeting of the Board of Directors, reduced to $1,000 if the meeting is not attended in person;

o

A fee of $500 per committee meeting that the member director attends;

o

Committee chairman receive an annual fee of $2,500, paid quarterly;

o

Committee members receive an annual fee of $1,000, paid quarterly;

o

Directors receive 100,000 share options within 30 days of becoming a Board member, the options vesting 1/3 every six months; and

o

Each director earns 25,000 option shares for every complete year serving on the Board.

There are no other arrangements in addition to or in lieu of the above described fee structure under which directors of the Company were compensated by the Company during the most recently completed financial year for their services in their capacity as directors.

Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation

The following table sets forth details of all awards outstanding for the Other Directors at the end of the most recently completed financial year, including awards granted to the Other Directors in prior years.

Outstanding Share-Based Awards and Option-Based Awards

	Option-Based Awards				Share-Based Awards
Name	No. of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- The-Money Options(1) ($)	No. of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested ($)
Craig Steinke	100,000	$0.35	July 14/13	N/A	N/A	N/A
Robert Penner	100,000 100,000	$0.75 $0.35	July 17/12 July 14/13	N/A	N/A	N/A
Richard Day	100,000 100,000	$0.75 $0.35	Nov. 19/12 July 14/13	N/A	N/A	N/A
Daniel O’Byrne	100,000(2) 100,000(2)	$0.35 $0.75	July 14/13 July 14/13	N/A	N/A	N/A

Notes:

(1)

Based on the closing price of $0.03 for the shares of the Company on December 31, 2008.

(2)

These options were terminated on March 19, 2009.

The following table sets forth details of the value vested or earned by the Other Directors for option-based awards and share-based awards for the most recently completed financial year.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Craig Steinke	N/A	N/A	N/A
Robert Penner	N/A(1)	N/A	N/A
Richard Day	N/A(2)	N/A	N/A
Daniel O’Byrne	N/A	N/A	N/A

Notes:

(1)

An option previously granted to Mr. Penner on July 18, 2007 vested as to 12,500 shares on each of January 18, 2008, April 18, 2008, July 18, 2008 and October 18, 2008.  The closing prices of the Company’s shares on January 18, 2008, April 18, 2008, July 18, 2008 and October 18, 2008 were $0.37, $0.305, $0.32 and $0.06 per share, respectively, and the exercise price of the option is $0.75 per share.

(2)

An option previously granted to Mr. Day on November 20, 2007 vested as to 33,334 shares on May 20, 2008 and 33,333 shares on November 20, 2008.  The closing prices of the Company’s shares on May 20, 2008 and November 20, 2008 were $0.33 and $0.035 per share, respectively, and the exercise price of the option is $0.75 per share.

Share Option Plan

The Company has in place a Share Option Plan (the “Plan”) for the benefit of directors, officers, employees, management company employees and consultants of the Company.  The Plan provides that the directors of the Company may grant options to purchase common shares on terms that the directors may determine, within the limitations of the Plan.  The maximum aggregate number of common shares that may be reserved for issuance under the Plan is equal to 10% of the issued and outstanding common shares at the time of the option grant.  The exercise price of an option issued under the Plan is determined by the directors, but may not be less than the market price of the Company’s shares on the date of grant less any available discount.  No option may be granted for a term longer than five years if the Company is a Tier 2 company and 10 years if the Company is a Tier 1 company.  An option may expire on such earlier date or dates as may be fixed by the Board, subject to earlier termination in the event the optionee ceases to be eligible under the Plan by reason of death, retirement or otherwise.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company’s financial year ended December 31, 2008, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by securityholders	3,780,000(1)	$0.56	3,213,361(2)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,780,000(1)	$0.56	3,213,361(2)

Notes:

(1)

This figure represents 5.4% of the Company’s issued and outstanding common shares as at December 31, 2008.  Subsequent to the financial year ended December 31, 2008, options to purchase an aggregate of 200,000 shares terminated on March 19, 2009.

(2)

Based on 69,933,618 common shares of the Company issued and outstanding as at December 31, 2008.  The maximum aggregate number of common shares of the Company that may be reserved for issuance under the Plan is equal to 10% of the issued and outstanding common shares at the time of the option grant.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Unit Private Placement

On May 7, 2008, the Company issued by way of private placement: (a) a total of 19,964,350 units at a price of $0.30 per unit, each unit consisting of one common share and one-half of a warrant.  Each whole warrant entitles the holder to purchase one additional common share for a term of 18 months ending on November 7, 2009 at a price of $0.45 per share; and (b) a total of 5,435,300 flow-through shares at a price of $0.33 per share.  Robert Penner, Richard Day, and Joseph Frantz Jr., all directors of the Company, participated in this private placement as to 50,000, 50,000 and 25,000 units, respectively.  In addition, Robert Penner participated in this private placement as to 100,000 flow-through shares.

Amended and Restated Employment Agreement with J. Michael Scureman

The Company entered into an Amended and Restated Employment Agreement with J. Michael Scureman, the Chief Financial Officer of the Company, which amends and restates the employment agreement made effective as between the Company and Mr. Scureman as of May 17, 2007 to be consistent with the severance terms provided in the employment agreements between the Company and each of Joseph Frantz Jr. and Robert Pryde.

Amendment to Consulting Services Agreement

The Company entered into an amendment to the Consulting Services Agreement made effective as of July 1, 2008, whereby the Company will now pay Carmen Etchart, the Secretary of the Company, a fee of CAD$38.00 per hour (plus GST) for consulting services to the Company.

Other than as disclosed in this Information Circular, no informed person of the Company, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since January 1, 2008 which has materially affected or would materially affect the Company or any of its subsidiaries.

APPOINTMENT OF AUDITORS

The management of the Company will recommend to the Meeting to appoint BDO Dunwoody LLP as auditors of the Company.  Effective January 1, 2008, BDO Dunwoody LLP merged with Amisano Hanson, who were first appointed auditors of the Company on July 1, 2005.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Company or subsidiary, except as disclosed herein.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Continuance of Share Option Plan

In accordance with the policy of the TSX Venture Exchange (the “Exchange”) governing stock options, all issuers are required to adopt a share option plan pursuant to which stock options may be granted.

The Company currently has a share option plan (the “Plan”) as previously approved by the directors, and as also first approved by the shareholders of the Company at a Special Meeting held on July 12, 2006.  The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers.  The Plan provides for the issuance of stock options to acquire up to 10% of the Company’s issued and outstanding capital as at the date of grant.  This is a “rolling” plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company’s issued and outstanding share capital increases.

The Exchange policy requires that such Plans be approved by shareholders annually, at the company’s annual general meeting.  Continuation of the Plan will be subject to the approval of the shareholders of the Company and review and acceptance by the Exchange.  For the principal features of the Plan, see “Executive Compensation – Share Option Plan”.

A copy of the Plan will be available at the Meeting for review by the shareholders.  In addition, upon request, shareholders may obtain a copy of the Plan from the Company prior to the Meeting.

Accordingly, the shareholders of the Company will be requested at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED that:

.

the Company’s share option plan (the “Plan”), as described in the Information Circular of the Company dated May 1, 2009, be and is hereby ratified, confirmed and approved, subject to acceptance by the TSX Venture Exchange;

.

the Company be authorized to grant stock options pursuant and subject to the terms and conditions of the Plan, entitling the option holders to purchase up to that number of common shares that is equal to 10% of the issued and outstanding capital of the Company at the time of the grant;

.

the outstanding stock options which have been granted prior to the renewal of the Plan shall, for the purpose of calculating the number of stock options that may be granted under the Plan, be treated as options granted under the Plan; and

.

any one director or officer of the Company be and he is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to the foregoing resolutions and to complete all transactions in connection with the continuation of the Plan.”

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.  Shareholders may contact the Company at its offices located at Suite 400, 2424 4th Street SW, Calgary, Alberta, T2S 2T4 or by telephone at 403.244.7808 to request copies of the Company’s financial statements and MD&A.  Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

DATED at Vancouver, British Columbia, this 1st day of May, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

“Carmen Etchart”

Carmen Etchart, Secretary

#

APPENDIX A

AUDIT AND FINANCE COMMITTEE
OF THE BOARD OF DIRECTORS
CHARTER

ORGANIZATION

There shall be a committee of the board of directors (the “Board”) of Unbridled Energy Corporation (“Unbridled Energy”) known as the Audit and Finance Committee (the “Committee”).  This charter shall govern the operations of the Committee.

MEMBERSHIP AND QUALIFICATIONS

The membership of the Committee shall be appointed by the Board and shall consist of at least three directors, the majority of whom will be non-officers (the “Independent Directors”).

Each independent member of the Committee shall be, while at all times a member of the Committee, free of any relationship that, in the opinion of the Board, would interfere with the member’s individual exercise of independent judgment.

Each member of the Committee shall be, while at all times a member of the Committee, generally knowledgeable in financial and auditing matters, specifically possessing the ability to read and understand fundamental financial statements including Unbridled Energy’s balance sheet, statement of operations and statement of cash flows.

The Board shall appoint one member of the Committee as chair.  The chair shall be responsible for leadership of the Committee, including preparing the agenda, presiding over the meetings, making committee assignments and reporting to the Board.  The chair will also maintain regular liaison with Unbridled Energy’s Chief Executive Officer, Chief Financial Officer and lead independent audit partner.

ROLE

The Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, reporting practices, systems of internal accounting and financial controls, the annual independent audit of Unbridled Energy’s financial statements, and the legal compliance and ethics programs of Unbridled Energy as established by management and the Board shall also perform any other related duties as directed by the Board.  In fulfilling this role, the Committee is expected to maintain free and open communications with the independent auditor and management of Unbridled Energy and shall meet at least once each quarter.

While the Committee has the responsibilities and powers set forth below in this charter under the headings “Authority” and “Responsibilities and Processes”, it is not the duty of the Committee to conduct audits or to determine that Unbridled Energy’s financial statements are fairly presented and are in accordance with generally accepted accounting principles.  Management is responsible for the preparation of financial statements in accordance with generally accepted accounting principles.  It is the role of the independent auditor to audit the financial statements.

AUTHORITY

The Committee is granted the authority to investigate any matter brought to its attention, with full access to all books, records, facilities and personnel of Unbridled Energy.  The Committee has the power to engage and determine funding for outside counsel or other experts or advisors as the Committee deems necessary for these purposes and as otherwise necessary or appropriate to carry out its duties.  Unbridled Energy shall provide appropriate funding, as determined by the Committee, for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Unbridled Energy and for any advisors employed by the Committee as well as for the payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out it duties.

RESPONSIBILITIES AND PROCESSES

The Committee’s primary responsibilities include:

•

Overseeing Unbridled Energy’s financial reporting process on behalf of the Board and reporting the results or findings of its oversight activities to the Board.

•

Having sole authority to appoint, retain and oversee the work of Unbridled Energy’s independent auditor and establishing the compensation to be paid to the independent auditor.  Unbridled Energy’s independent auditor shall report directly to the Committee

•

Establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and/or auditing matters for the confidential, anonymous submission by Unbridled Energy’s employees of concerns regarding questionable accounting or auditing matters.

•

Pre-approving all audit services and permissible non-audit services as may be amended from time to time.

•

Overseeing Unbridled Energy’s system to monitor and manage risk, and legal and ethical compliance programs, including the establishment and administration (including the grant of any waiver from) a written code of ethics applicable to each of Unbridled Energy’s principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.

The Committee, in carrying out its responsibilities, believes its policies and procedures should remain flexible in order to react more effectively to changing conditions and circumstances.  The Committee shall take the appropriate actions to set the overall corporate “tone” for quality financial reporting, sound business risk practices and ethical behaviour.

The following shall be the principal recurring processes of the Committee relating to its oversight responsibilities.  These processes are set forth as a guide, with the understanding that the Committee may supplement them as appropriate and is not intended be a comprehensive list of all the actions that the Committee will take in discharging its duties.  These processes are:

•

Discussing with the independent auditor the objectivity and independence of the auditor and any relationships that may impact the auditor’s objectivity or independence and receiving from the independent auditor disclosures regarding its independence and written affirmation that the independent auditor is in fact independent, and taking any action, or recommending that the Board take appropriate action to oversee the independence of the independent auditor.

•

Overseeing the independent auditor relationship by discussing with the auditor the nature and scope of the audit process, receiving and reviewing audit reports, and providing the auditor full access to the Committee to report on any and all appropriate matters.  The Committee has the sole authority to resolve disagreements, if any, between management and the independent auditor.

•

Discussing with the independent auditor and Unbridled Energy’s financial and accounting personnel, together and in separate sessions, the adequacy and effectiveness of the accounting and financial controls of Unbridled Energy and eliciting recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures may be desirable.

•

Providing sufficient opportunity for the independent auditor to meet with the members of the Committee without members of management present.  Among the items to be discussed in these meetings are the independent auditor’s evaluation of Unbridled Energy’s financial and accounting personnel and the cooperation that the independent auditor received during the course of the audit.

•

Discussing with management their review of the adequacy of Unbridled Energy’s disclosure controls and procedures, the effectiveness of such controls and procedures and any findings following such review.

•

Reviewing Unbridled Energy’s system to monitor, assess and manage risk and legal and ethical compliance program.

•

Reviewing and discussing with management and the independent auditor prior to the filing of Unbridled Energy’s annual report:

1.

Unbridled Energy’s annual financial statements and related footnotes and other financial information, including the information in the “Management’s Discussion and Analysis.

2.

The selection, application and effects of Unbridled Energy’s critical accounting policies, practices and the reasonableness of significant judgements and estimates made by management.

3.

Alternative and preferred treatment of financial information under generally accepted accounting principles.

4.

All material arrangements, off-balance sheet transactions and relationship with any unconsolidated entities or any other persons which may have a material, current or future, effect on the financial condition of Unbridled Energy.

5.

Any material written communications between the independent auditor and management.

6.

The independent auditor’s audit of the financial statements and its report thereon.

7.

Any significant finding and recommendations of the independent auditor and management’s responses thereto.

8.

Any significant changes in the independent auditor’s audit plan.

9.

Any serious difficulties or disputes with management encountered during the course of the audit.

10.

Any related significant findings and recommendations of the independent auditor together with management’s responses thereto.

11.

Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

•

Preparing a report to be included in Unbridled Energy’s Information Circular that states the Committee has:

1.

Analyzed and discussed the audited financial statements with management;

2.

Discussed with the independent auditor the auditor’s independence;

3.

Considered the audit and non-audit services provided by the independent auditor, and the fees paid for such services; and

•

The Committee shall review in advance all announcements of interim and annual financial results, as well as any periodic guidance to be publicly released by Unbridled Energy and discuss such announcements with management and the independent auditors.

•

Reviewing and discussing with management and the independent auditor prior to the filing of Unbridled Energy’s Quarterly Report:

1.

Unbridled Energy’s interim financial statements and related footnotes and other financial information, including the information in the “Management’s Discussion and Analysis?

2.

The selection, application and effects of Unbridled Energy’s critical accounting policies, practices and the reasonableness of significant judgments and estimates made by management.

3.

Alternative and preferred treatment of financial information under generally accepted accounting principles.

4.

All material arrangements, off-balance sheet transactions and relationship with any unconsolidated entities or any other persons which may have a material current or future effect on the financial condition of Unbridled Energy.

•

Reviewing and either approving or disapproving all related party transactions.

•

Submitting the minutes of all meetings of the Committee to, or discussing the matters discussed at each committee meeting with, the Board

•

Reviewing and assessing the adequacy of this charter annually and recommend any proposed changes to the Board for its approval.

•

The Chairman of the Committee, or another Committee member designated by the Chairman, is authorized to act on behalf of the Committee with respect to required Committee responsibilities which arise between regularly scheduled Committee meetings, with the independent auditors and management, as well as the pre-approval of non-audit services provided by the independent auditors, as necessary, as contemplated by the Committee’s policies.  Any such pre-filing discussions and pre-approvals shall be reported to the Committee at a subsequent meeting.

Approved by the Unbridled Energy Corporation Board of Directors

Date: